UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-I/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

EXPRESSJET HOLDINGS, INC.

(Name of Subject Company (Issuer))

ExpressJet Holdings, Inc.

(Name of Filing Persons – (Offeror))

4.25% Convertible Notes due 2023

(Title of Class of Securities)

30218UAB4 and 30218UAA6

(CUSIP Numbers of Class of Securities)

Suzanne Lehman Johnson

Associate General Counsel & Assistant Secretary

EXPRESSJET HOLDINGS, INC.

700 North Sam Houston Parkway West, Suite 200

Houston, Texas 77067

(832) 353-1000

(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:

John Clutterbuck

Timothy C. Langenkamp

Andrews Kurth LLP

600 Travis, Suite 4200

Houston, Texas 77002

Telephone: (713) 220-4200

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee
$130,924,250	$26,185

*	Estimated for the purpose of determining the filing fee. The filing fee calculation is based upon $128,200,000 in aggregate principal amount of 4.25% Convertible Notes due 2023 plus accrued and unpaid interest thereon through July 31, 2008 that may be received by the Company in the offer to exchange calculated in accordance with Rule 0-11(b).

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$26,185	Filing Party:	ExpressJet Holdings, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	July 2, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO-I (the “Schedule TO-I”), filed by ExpressJet Holdings, Inc., a Delaware Corporation (“ExpressJet” or the “Company”), with the Securities and Exchange Commission on July 2, 2008, relating to an issuer tender offer made by ExpressJet for its 4.25% Convertible Notes Due 2023 (the “Notes”). Pursuant to the terms of the indenture governing the Notes, dated as of August 5, 2003, among ExpressJet, a subsidiary of the Company as guarantor and The Bank of New York Trust Company, N.A., as successor thereunder (the “Trustee”), the Company offered to repurchase all $128.2 million aggregate principal amount of its Notes in exchange for the Company’s common stock (the “Common Stock”). Under the terms of the offer to exchange (the “Offer to Exchange”) dated July 2, 2008, each $1,000 principal amount tendered and not withdrawn was to have received in the exchange:

•

a number of shares of Common Stock equal to (i) the principal amount of the Notes tendered plus accrued and unpaid interest thereon through July 31, 2008 divided by (ii) 97.5% of the average closing sale price of the Common Stock for the five consecutive trading days ending on July 29, 2008, appropriately adjusted for any stock split, stock dividend, rights issuance or other distribution occurring during such five consecutive trading days; or

•

if the Company did not meet the conditions to using Common Stock in connection with its obligation to repurchase under the Indenture, $1,000 in cash plus accrued and unpaid interest thereon through July 31, 2008.

The complete terms and conditions of the offer are set forth in the Offer to Exchange, Company Repurchase Notice and the related Letter of Transmittal, which are Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) hereto, respectively.

The purpose of this Amendment is to report the results of the Offer to Exchange and to include the Company’s current reports on Form 8-K and related exhibits filed on July 9, 2008, July 14, 2008, July 23, 2008, July 25, 2008, July 30, 2008, July 30, 2008, July 30, 2008, July 31, 2008, August 4, 2008, and the amended current report on Form 8-K/A filed on August 8, 2008. Such current reports are filed by, and incorporated by reference hereto as Exhibit (a)(5)(A), Exhibit (a)(5)(B), Exhibit (a)(5)(C), Exhibit (a)(5)(D), Exhibit (a)(5)(E), Exhibit (a)(5)(F), Exhibit (a)(5)(G), Exhibit (a)(5)(H), Exhibit (a)(5)(I) and Exhibit (a)(5)(J) hereof. ExpressJet also issued a press release on July 31, 2008, announcing the completion and results of this issuer tender offer, which was filed as Exhibit 99.1 to the current report on Form 8-K filed on August 4, 2008, which is incorporated by reference herein.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO-I, which incorporates by reference information contained in the Offer to Exchange, is hereby amended and supplemented as follows:

The issuer tender offer expired at 5:00 p.m., New York City time, on July 31, 2008. Pursuant to the Offer to Exchange, $59,747,000 aggregate principal amount, or 47%, of the Notes were validly tendered and not withdrawn. ExpressJet accepted all of the tendered Notes and, in exchange therefor, issued 163,824,975 shares of Common Stock and paid a nominal amount of cash in lieu of fractional shares of Common Stock. The press release issued by ExpressJet on July 31, 2008, announcing the completion and results of the issuer tender offer, is incorporated herein by reference to Exhibit 99.1 to the current report on Form 8-K filed on August 4, 2008.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange, dated July 2, 2008.*

(a)(1)(B)	Company Repurchase Notice (including the Repurchase Notice attached thereto as Annex A).*

(a)(1)(C)	Letter of Transmittal.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Letter to Clients.*

(a)(1)(F)	Notice of Guaranteed Delivery.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Current Report on Form 8-K, filed July 9, 2008 (File No. 001-31300).

(a)(5)(B)	Current Report on Form 8-K, filed July 14, 2008 (File No. 001-31300).

(a)(5)(C)	Current Report on Form 8-K, filed July 23, 2008 (File No. 001-31300).

(a)(5)(D)	Current Report on Form 8-K, filed July 25, 2008 (File No. 001-31300).

(a)(5)(E)	Current Report on Form 8-K, filed July 30, 2008 (File No. 001-31300).

(a)(5)(F)	Current Report on Form 8-K, filed July 30, 2008 (File No. 001-31300).

(a)(5)(G)	Current Report on Form 8-K, filed July 30, 2008 (File No. 001-31300).

(a)(5)(H)	Current Report on Form 8-K, filed July 31, 2008 (File No. 001-31300).

(a)(5)(I)	Current Report on Form 8-K, filed August 4, 2008 (File No. 001-31300).

(a)(5)(J)	Current Report on Form 8-K/A, filed August 8, 2008 (File No. 001-31300).

(b)	None.

(g)	None.

(h)	None.

*Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ExpressJet Holdings, Inc.

Date: August 8, 2008	By:	/s/ Phung Ngo-Burns
	Name:	Phung Ngo-Burns
	Title:	Staff Vice President, Finance and Controller and Interim Chief Financial Officer

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange, dated July 2, 2008.*

(a)(1)(B)	Company Repurchase Notice (including the Repurchase Notice attached thereto as Annex A).*

(a)(1)(C)	Letter of Transmittal.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Letter to Clients.*

(a)(1)(F)	Notice of Guaranteed Delivery.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Current Report on Form 8-K, filed July 9, 2008 (File No. 001-31300).

(a)(5)(B)	Current Report on Form 8-K, filed July 14, 2008 (File No. 001-31300).

(a)(5)(C)	Current Report on Form 8-K, filed July 23, 2008 (File No. 001-31300).

(a)(5)(D)	Current Report on Form 8-K, filed July 25, 2008 (File No. 001-31300).

(a)(5)(E)	Current Report on Form 8-K, filed July 30, 2008 (File No. 001-31300).

(a)(5)(F)	Current Report on Form 8-K, filed July 30, 2008 (File No. 001-31300).

(a)(5)(G)	Current Report on Form 8-K, filed July 30, 2008 (File No. 001-31300).

(a)(5)(H)	Current Report on Form 8-K, filed July 31, 2008 (File No. 001-31300).

(a)(5)(I)	Current Report on Form 8-K, filed August 4, 2008 (File No. 001-31300).

(a)(5)(J)	Current Report on Form 8-K/A, filed August 8, 2008 (File No. 001-31300).

(b)	None.

(g)	None.

(h)	None.

* Previously filed.